

Mail Stop 3561

May 21, 2010

Mr. Robin Young
Chief Executive Officer
Globalink, Ltd.
938 Howe Street, Suite 405
Vancouver, B.C. V6Z 1N9 Canada

      Re: Globalink, Ltd.
            Form 10-K for the year ended December 31, 2008
            Filed April 15, 2009
            Form 8-K filed March 6, 2009
            File No. 333-133961

Dear Mr. Young:

We issued comments to you on the above captioned filing on **November 2, 2009**. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **June 7, 2010** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by **June 7, 2010**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact me at 202-551-3737 if you have any questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief